[PERFICIENT, INC. LETTERHEAD]
October 13, 2009

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549

Re:           Response to SEC Comment Letter dated October 1, 2009

Dear Mr. Gilmore:

We are writing in response to your letter to Perficient, Inc. (“Perficient,” “we” or the “Company”) dated October 1, 2009.  We have considered the Staff’s comments relating to our Form 10-K for the fiscal year ended December 31, 2008 filed March 6, 2009.  We have set forth below our responses to each of the comments raised in the letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Comment

1.
We note that your partnership agreement with IBM provides you with access to marketing and technical and developmental support related to IBM products and that 25% of your total services revenue was derived from services performed for clients who utilize IBM platforms.  Based upon these facts, it is unclear how you were able to conclude that you are not substantially dependent upon the partnership agreement for purposes of Item 601(b)(10) of Regulation S-K.  Please provide us with additional analysis supporting your conclusion that the agreement is not required to be filed or file the agreement as an exhibit.  To the extent that you continue to believe you are not required to file this agreement, you may provide with your response a copy of the agreement for our review.

Response

We note to the Staff that in our response to the above comment as set forth below, we are only referencing the partnership agreement we have with IBM.  We discussed our other agreements with IBM, including our master services agreement for staffing engagements and various software product resale agreements, in our previous letter dated September 18, 2009 and those agreements are excluded from the discussion provided below.

We continue to believe that our partnership agreement with IBM is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Our business is not substantially dependent on the partnership agreement since our revenues are earned and received from the end users of the IBM and other vendor platforms.  It is these end users who create the ultimate source of demand for our services.  We have a strong direct sales force and marketing group to identify prospective clients and maintain relationships with our current clients.  Our direct sales team generates leads that create a significant portion of our services revenue. Clients hire us to create business-driven technology solutions that will help them gain competitive advantage. This may include solutions built on IBM Websphere, Lotus, Information Management and Rational, TIBCO BusinessWorks, Microsoft.NET, Oracle-Seibel, BEA, Cognos, and Documentum, among others.  Our clients are not dependent upon us to purchase or install the platform technology they need prior to their engagement of our services.  Because we have acquired domain expertise in a large number of major software platforms, we believe that if the partnership agreement with IBM were terminated, the overall impact of the loss on our business would be limited as we believe our clients would continue to utilize us to provide high-value solutions to meet their business needs.  The partnership agreement is not exclusive and does not preclude us from building solutions on IBM platforms in the case of the partnership agreement’s termination.

Further, the partnership agreement does not obligate us to sell any part of our goods or services to IBM, or to purchase any part of our requirements for goods or services from IBM.  Under this partnership agreement, we receive less than $100,000 annually in marketing cost reimbursement.

It is our belief that disclosure of the partnership agreement does not provide investors with any additional meaningful information regarding our relationship with IBM.  Part of this conclusion is the fact that the partnership agreement is largely a standard, boilerplate IBM agreement that it enters into with other partners.  We have historically provided qualitative disclosure about affiliations with our strategic partners in our annual filing to provide investors with information relevant to their decision to purchase the Company’s securities.  In future filings, we will re-evaluate our disclosure and where necessary, revise it to clarify our relationship with any of our partners.

We have separately provided a copy of the partnership agreement for the Staff’s review.  Please note that we are also submitting a request for confidential treatment of the partnership agreement.

We respectfully advise the Staff that effective September 1, 2009, Jeffrey S. Davis became our Chief Executive Officer.  A Form 8-K announcing the change in our Chief Executive Officer was filed on August 5, 2009.

Sincerely,

/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer